Superior Plus

Theresia R. Reisch
Vice-President, Investor Relations
and Corporate Secretary
Direct Telephone: (403) 218-2953
Direct Facsimile: (403) 218-2973
E-mail: treisch@superiorplus.com

August 30, 2005

Securities and Exchange Commission
Judiciary Plaza
450 – 5 Street NW
Washington, DC 20549 USA

Dear Sir or Madam:

Re: Superior Plus Income Fund (the "Company")
File No. 82-34838
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the August 30, 2005 news release of the Company.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Yours truly,
Superior Plus Income Fund

per: Theresia R. Reisch
Superior Plus Inc.
Vice-President, Investor Relations
and Corporate Secretary

/encl.

dlw 9/13

h:\spif\SEC-ltr.doc

Superior Plus

NEWS

TSX: SPF.UN

For Immediate Release

ERCO WORLDWIDE TO CLOSE THUNDER BAY CHEMICALS PLANT

Calgary, August 30, 2005...Superior Plus Income Fund (the "Fund") announced today that during the first quarter of 2006, ERCO Worldwide, a division of Superior Plus Inc., will be closing its sodium chlorate plant, located in Thunder Bay, Ontario. The plant has an annual sodium chlorate capacity of 48,000 metric tonnes and has recently been operating at reduced levels, as a result of high electricity costs in Ontario. ERCO Worldwide has made arrangements to provide uninterrupted supply of product and will continue to serve customers through its seven plants in Hargrave, Manitoba, Bruderheim and Grande Prairie, Alberta, Vancouver, British Columbia, Saskatoon, Saskatchewan, Buckingham, Quebec and Valdosta, Georgia.

The shut-down of the Thunder Bay plant is not expected to impact distributable cash flow, as ERCO Worldwide is anticipated to benefit from increased operating efficiencies by redirecting production to other sites that can achieve higher operating rates and by introducing new capacity in higher margin areas over time. Approximately $40 million of net book value of the Thunder Bay plant is anticipated to be written off as a non-cash depreciation expense over the remainder of 2005. Cash costs, including severance and demolition costs net of recovery of materials, are expected to be offset by achieving higher operating efficiencies with the elimination of Thunder Bay's high cost structure.

Paul Timmons, President of ERCO Worldwide, said: "The shut-down of the Thunder Bay facility due to very high electricity costs in Ontario is unfortunate but necessary for ERCO Worldwide to maintain its competitive position as one of the lowest cost producers of sodium chlorate in North America. Thanks to the diligence and dedication of the Thunder Bay employees, the plant has achieved an excellent performance record since it began operations in 1979. ERCO Worldwide continues to focus on increasing its operational efficiencies and pursuing other opportunities in the growing Asian and South American markets."

ERCO Worldwide is the largest producer of sodium chlorate in North America with a remaining annual sodium chlorate capacity of 532,000 metric tonnes. The construction of the sodium chlorate plant in Chile, scheduled for start-up in mid-2006 will add 55,000 metric tonnes and provide ERCO Worldwide with a strong foothold in the growing South American market. ERCO Worldwide also has the word's largest installed base of modern chlorine dioxide generators and related technology for the pulp and paper industry. With the recent acquisition of the Port Edwards, Wisconsin chloralkali/potassium facility, ERCO Worldwide is the second largest producer of potassium products in North America. In addition, it produces caustic soda, chlorine and hydrochloric acid at its Saskatoon and Port Edwards plants.

The Fund holds 100% of Superior Plus Inc., which has three other operating divisions: ***Superior Propane*** is Canada's largest distributor of propane, related products and services; ***Winroc*** is the seventh largest distributor of walls and ceilings construction products in North America; and ***Superior Energy Management*** provides fixed price natural gas supply services in Ontario and Quebec.

The Fund's trust units trade on the Toronto Stock Exchange (the "TSX") under the trading symbol SPF.UN. There are 79.0 million trust units outstanding. The Fund has $9.5 million principal amount of Series 1, and $63.2 million of Series 2, 8%; and $175.0 million of 5.75% Convertible Unsecured Subordinated Debentures outstanding, that trade on the TSX under the trading symbols SPF.DB, SPF.DB.A, and SPF.DB.B, respectively.

***Forward Looking Statements**: Except for the historical and present factual information, certain statements contained herein are forward-looking. Such forward-looking statements are not guarantees of future performance and involve a number of known and unknown risks and uncertainties which may cause the actual results of the Fund or Superior Plus Inc. in future periods to differ materially from any projections expressed or implied by such forward-looking statements and therefore should not be unduly relied upon. Any forward-looking statements are made as of the date hereof and neither the Fund nor Superior Plus undertakes any obligation to publicly update or revise such statements to reflect new information, subsequent events or otherwise.*

***Non-GAAP Measures:** Distributable cash flow of the Fund available for distribution to Unitholders, is equal to the cash flow from operations before changes in net working capital, after provision for maintenance capital expenditures. Distributable cash flow is the main performance measure used by management and investors to evaluate the performance of the Fund, Superior and its operating divisions. Readers are cautioned that distributable cash flow is not a defined performance measure under Canadian Generally Accepted Accounting Principles ("GAAP"), and that distributable cash flow cannot be assured. The Fund targets to pay out substantially all of its ongoing sustainable distributable cash flow through regular monthly distributions. The Fund's calculation of distributable cash flow may differ from similar calculations used by comparable entities.*

For further information about Superior Plus, please visit our website at: www.superiorplus.com or contact:

W. Mark Schweitzer
Executive Vice-President and CFO
Phone: (403) 218-2952 / Fax: (403) 218-2973
Toll Free: 1-866-490-PLUS (7587)